

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Andreas W. Mattes
President and Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

> **Re:** **Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 8-K filed February 13, 2014**
> **File No. 001-04879**

Dear Mr. Mattes:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

1. We note from disclosure on page 61 that during 2013, you changed your assertion regarding the indefinite reinvestment of foreign subsidiary earnings due to forecasted cash needs in the U.S. and strategic decisions related to the your capital structure. We further note that you repatriated foreign earnings of approximately $55,000. Please tell

us what consideration was given to disclosing the amount of cash repatriated as well as nature, timing of repatriation and the resulting impact on liquidity and capital resources.

Consolidated Statements of Comprehensive (Loss) Income, page 47

2.   We note disclosure on page 71 of events that impacted accumulated other comprehensive loss such as curtailments and settlements. Please clarify whether any of the transactions related to these events represented reclassification adjustments requiring separate disclosure under ASC 220-10-45-15 and 17.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Error Correction & Reclassification, page 50

3.   We note that during the second quarter of 2013, you identified an error related to prior year periods for Brazilian indirect tax incentives and you determined that the error is not material to each year presented. Please provide us with a reasonably detailed SAB 99 analysis encompassing each period affected by the error, including quarterly periods, and tell us how you considered each of the qualitative factors.

Comprehensive Income, page 54

4.   With regard to your schedule of accumulated other comprehensive loss, please tell us what consideration was given to providing changes in accumulated balances pursuant to ASC 220-10-45-14A. Also, refer to ASC 220-10-55-15 for implementation guidance on disclosure of accumulated balances for components of other comprehensive income as a separate disclosure in the notes to financial statements.

Note 4. Income Taxes, page 60

5.   We note that as of December 31, 2013, you had $426 million of undistributed earnings in foreign subsidiaries which you considered to be permanently reinvested. In light of your recent repatriation of foreign earnings, please tell us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Also describe the evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely. In this regard, we note from disclosure on page 33 that as of December 31, 2013, 98.8 percent of your cash, cash equivalents and short-term resided in international tax jurisdictions.

Note 12. Benefit Plans, page 70

6.   Please tell us the nature and classification of the expenses related to pre-tax reduction in AOCI of $52,462 attributable to the decrease in long-term pension liabilities. Explain the basis for using a discount rate of 5.06% as of July 31, 2013 in deriving the $71,000 actuarial gain. In this regard, explain to us how the AOCI reduction is reflected in your financial statements and disclosed in Note 12. "Pension benefits, Change in benefit obligation" table. The amount does not readily reconcile to the $54,455 net actuarial losses recognized due to curtailment in 2013 within your AOCI table.

7.   Within the "Pension Benefits change in benefit obligation table" for 2013 please explain how the curtailment amount of $45,858 reconciles to the curtailment disclosures on page 70.

8.   Please explain to us why the 4th quarter 2013 voluntary early retirement program pension plan asset distributions are characterized as, or resulted in what are described as "non-cash" pension charges of $67,593.

9.   With respect to the 2013 pension settlements, curtailments and special termination benefits we note your accounting policies do not disclose how you account for these events. Please describe to us the accounting policies applied to these events and revise future filings to disclose this policy information.

Note 19.Segment Information, page 83

10.   It is not clear how you have provided or addressed fully the disclosures of segment assets; explained the factors used to identify your reportable segments or described the types of products and services from which each of your reportable segments derives its revenues. For example, clarify for us what is the difference between regional and condensed geographic areas. Tell us how you considered the guidance related to the foregoing in ASC 280-10-50-21, 22, 25 and 26.

Form 8-K Filed February 13, 2014

Exhibit 99.1

11.   We note your presentation of non-GAAP measures and have the following comments:
    - With regard to the adjustments for non-routine expenses and amortization, please tell us what consideration was given to providing a further break-out of the significant components of this line item in your reconciliation and an explanation for each such component. For example, items such as pension charges would appear to warrant separate disclosure and a qualitative statement regarding what the adjustment represents in the context of your pension accounting policy;

- Your disclosure that management "believes excluding net restructuring charges/(benefits), non-routine expenses/income and impairment charges, as well as deferred tax expense on foreign cash repatriation, is useful to investors because it provides an overall understanding of the company's historical financial performance and future prospects" does not clearly describe how the non-GAAP measures are useful. In future filings, please revise to clarify your disclosure regarding the usefulness of these measures. Also, your disclosure should pertain to the non-GAAP measures themselves as opposed to the adjustments;
- We further note your disclosure that "exclusion of these items permits evaluation and comparison of results for the company's core business operations." Please clarify why you believe each adjustment is unrelated to your core operations. In this regard, clarify how the recognition of income tax on earnings in foreign jurisdictions is not considered part of your core operations; and
- You indicate that the Brazil valuation allowance is excluded from your non-GAAP results "because of the unusual amount of this item." Please clarify your basis for including an adjustment based on its amount.

Refer to Item 10(e)(1)(i) of Regulation S-K and Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant